EXHIBIT 12

COLGATE-PALMOLIVE COMPANY
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(Dollars in Millions Except Per Share Amounts)

	2013	2012	2011	2010	2009
Earnings:
Income before income taxes	$3,565	$3,874	$3,789	$3,430	$3,538
Add:
Fixed charges	196	157	141	141	173
Less:
Income from equity investees	(5)	(7)	(6)	(5)	(5)
Capitalized interest	(3)	(1)	(1)	(4)	(14)
Income as adjusted	$3,753	$4,023	$3,923	$3,562	$3,692
Fixed Charges:
Interest on indebtedness and amortization of debt expense discount or premium	$116	$80	$58	$64	$88
Portion of rents representative of interest factor	77	76	82	73	71
Capitalized interest	3	1	1	4	14
Total fixed charges	$196	$157	$141	$141	$173
Ratio of earnings to fixed charges	19.1	25.6	27.8	25.3	21.3